SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X                                          Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___                                         No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___                                         No  X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___                                         No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 27, 2006, presenting CATIA systems.

Dassault Systèmes Presents CATIA Systems

End-to-end open PLM solutions for embedded systems

Paris, France, June 27, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today presents its CATIA Systems strategy, putting embedded systems modeling at the heart of CATIA. DS selected the open standard, Modelica, to be at the core of DS’ open strategy. Hence, the announcement of DS’ acquisition of Dynasim, a Swedish company, leader in Modelica based modeling and simulation solutions, with the Dymola product suite.

“The creation of CATIA Systems demonstrates DS’ commitment to expand its PLM vision in all sectors which require embedded systems innovation,” says Dominique Florack, Executive Vice President, Strategy, R&D, Dassault Systèmes. “DS’ strategy is to offer an open V5 embedded systems platform, based on unique mathematical foundations, enabling customers to model, simulate and manage the life-cycle of 100% of the behavior of their products.”

“I am delighted that DS has selected Dynasim as the key component of its V5 embedded system platform,” said Dr Hilding Elmqvist, founder and CEO, Dynasim AB. “Via DS’ integration of CATIA Systems and Modelica based Dymola technologies, DS’ strategy, with its partners, is to help companies switch from a proprietary simulation-centric approach to a full virtual product model. I expect that companies in diverse markets, including high-tech and consumer electronics, like Toyota Motor Corporation, will soon be making this switch.”

“I am delighted that DS is embracing the Modelica approach and communities,” says Prof. Dr.-Ing. Martin Otter, German Aerospace Center (DLR), Institute of Robotics and Mechatronics and chairman of the Modelica Association. “Our strategy is to dramatically expand the worldwide Modelica community, with the help of DS. Eurosyslib, an initiative to generate multi-industry Modelica based content, illustrates the dynamic of this market and strengthens Modelica as the emerging de facto standard for embedded systems modeling.”

CATIA Systems is based on three cornerstones:
o	CATIA Systems Collaborative Intelligence – fully supported by ENOVIA 3D Live
o	CATIA Systems Modeling and behavior-driven simulation – including Dymola technologies and Modelica support adoption
o	CATIA Systems V5 SOA infrastructure for collaborative lifecycle management – embracing ENOVIA VPLM, SmarTeam, MatrixOne’s capabilities to support end-to-end processes, from concept to deployment

With CATIA Systems, DS will enhance its consulting practices for embedded systems, supporting customers’ business transformation strategies, for product innovation. Dynasim will continue to serve its existing clients with its product suite Dymola.

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About Dynasim
Dynasim is the developer of the Dymola product suite (Dynamic Modeling Laboratory) which provides declarative continuous and discrete, object-oriented, equation based, multi-engineering modeling and simulation. Dymola has supported the Modelica language since 2000, and is based on unique technologies with combined structural, symbolic and numeric processing. Visit the web site at http://www.dynasim.com/

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product – SolidWorks for 3D mechanical design – DELMIA for virtual production – SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systemes Press Contacts:
Anthony Marechal
01 55 49 84 21
anthony_marechal@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Financial Dynamics
Nelly Dimey : +33 1 47 03 68 19
Pierre Mas : +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: June 27, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration